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jmunsell@sidley.com (212) 839-5609	FOUNDED 1866

March 1, 2010

VIA FEDERAL EXPRESS

Kevin Woody

(Mail Stop 3010)

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:    Request for Relief

Dear Mr. Woody:

We represent DB Commodity Services LLC, the Managing Owner (the “Managing Owner”) of each of PowerShares DB Commodity Index Tracking Fund (the “DBC Fund”), DB Commodity Index Tracking Master Fund (the “DBC Master Fund”), PowerShares DB G10 Currency Harvest Fund (the “DBV Fund”), DB G10 Currency Harvest Master Fund (the “DBV Master Fund”), PowerShares DB US Dollar Index Trust (the “DXY Trust”), and each of its two series, PowerShares DB US Dollar Index Bullish Fund and PowerShares DB US Dollar Index Bearish Fund (the “DXY Funds”), DB US Dollar Index Master Trust (the “DXY Master Trust”), and each of its two series, DB US Dollar Index Bullish Master Fund and DB US Dollar Index Bearish Master Fund (the “DXY Master Funds”), PowerShares DB Multi-Sector Commodity Trust (the “Sectors Trust”), and each of its seven series, PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund, PowerShares DB Silver Fund, PowerShares DB Base Metals Fund and PowerShares DB Agriculture Fund (collectively, the “Sectors Funds”), and DB Multi-Sector Commodity Master Trust (the “Sectors Master Trust”), and each of its seven series, DB Energy Master Fund, DB Oil Master Fund, DB Precious Metals Master Fund, DB Gold Master Fund, DB Silver Master Fund, DB Base Metals Master Fund and DB Agriculture Master Fund (the “Sectors Master Funds”). For purposes of this letter, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds shall hereinafter be collectively referred to as the “DB Funds” and the DBC Master Fund, the DBV Master Fund, the DXY Master Funds and the Sectors Master Funds shall hereinafter be collectively referred to as the “DB Master Funds.”

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

March 1, 2010

We refer to the Commission’s comment letters dated August 5, 2009 and January 20, 2010 addressed to Michael Gilligan, Principal Financial Officer of the Managing Owner wherein the Commission commented in pertinent part that “[a]s the Fund and Master Fund are separate registrants, please amend your filing to provide separate financial statements for the Fund and Master Fund.” By this letter, and pursuant to Rule 3-13 of Regulation S-X, the Managing Owner requests relief from the requirements of Regulation S-X to provide separate financial statements for the DB Funds and their corresponding DB Master Funds.

Factual Background

Each DB Fund invests all of its capital in its corresponding DB Master Fund in a master-feeder structure. Each DB Fund holds no investment assets other than the Master Fund Limited Units (as defined below) of its corresponding DB Master Fund. All investment activity, which is comprised of the purchase and sale of the futures contract or futures contracts, as applicable, comprising the corresponding index tracked by a particular DB Fund, occurs at the DB Master Fund level. Furthermore, each DB Master Fund accrues interest income from United States Treasuries and other high credit quality short-term fixed income securities. Each DB Master Fund is wholly-owned by its corresponding DB Fund and the Managing Owner. Each Share issued by a DB Fund correlates on a one-to-one basis with a Master Fund Limited Unit issued by such DB Fund’s corresponding DB Master Fund, which is in turn held by such DB Fund, and the net asset value of each Share at any time is identical to the net asset value of its corresponding Master Fund Limited Unit.

As further discussed below, in order to provide investors in the DB Funds with a meaningful and fair financial presentation of each of the DB Funds, the financial statement balances of each DB Fund are presented on an audited and consolidated basis with its corresponding DB Master Fund’s financial statement balances. Although each of the DB Funds and the DB Master Funds are considered separate registrants by the Commission, the Managing Owner believes that a presentation of separate financial statements for each DB Fund and its corresponding DB Master Fund would not provide any additional benefit to the investors, and in fact, would cause confusion and ultimately increase costs to the investors. Consequently, the financial statement balances of the DB Funds have been consolidated with the corresponding DB Master Fund’s financial statement balances since the commencement of investment operations of the DB Funds.

Current Presentation of the Financial Statements

Rule 3-02(a) of Article 3 of Regulation S-X (“Consolidated Statements of Income and Changes in Financial Position”) requires, in relevant part, that “there shall be filed, for the registrant and its subsidiaries consolidated . . . audited statements of income and cash flows . . .”

March 1, 2010

Rule 3A-02 of Article 3A of Regulation S-X (“Consolidated and Combined Financial Statements”) states, in relevant part, the following:

In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant. There is a presumption that consolidated statements are more meaningful than separate statements and that they are usually necessary for a fair presentation when one entity directly or indirectly has a controlling financial interest in another entity. … In any case, the disclosures required by §210.3A–03 should clearly explain the accounting policies followed by the registrant in this area, including the circumstances involved in any departure from the normal practice of consolidating majority owned subsidiaries and not consolidating entities that are less than majority owned. Among the factors that the registrant should consider in determining the most meaningful presentation are the following:

(a) Majority ownership: Generally, registrants shall consolidate entities that are majority owned and shall not consolidate entities that are not majority owned. The determination of majority ownership requires a careful analysis of the facts and circumstances of a particular relationship among entities. In rare situations, consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest (for example, when the subsidiary is in legal reorganization or in bankruptcy) … [Emphasis added.]

As disclosed in Note 4(a) to the audited financial statements for each DB Fund’s Form 10-K, the consolidated financial statements of each DB Fund have been prepared using U.S. generally accepted accounting principles, and they include the consolidated financial statement balances of each DB Fund and its corresponding DB Master Fund. Upon the initial offering of the Shares of each DB Fund, the capital raised by each DB Fund was used to purchase 100% of the common units of beneficial interest of its corresponding DB Master Fund (the “Master Fund Limited Units”) (excluding common units of beneficial interest of the DB Master Fund held by the Managing Owner). The Master Fund Limited Units owned by each DB Fund provide each DB Fund and its corresponding investors certain controlling rights and abilities over the corresponding DB Master Fund. Consequently, and consistent with the Rules, the financial statement balances of the corresponding DB Master Funds have been consolidated with its corresponding DB Fund’s financial statement balances since the commencement of investment operations of each DB Fund, and all significant inter-company balances and transactions have been eliminated.

March 1, 2010

Consistent with above Rule 3-02(a), Rule 3A-02, and Rule 3A-02(a) (collectively, the “Rules”), each DB Fund’s financial statements are presented on an audited and consolidated basis and includes the financial information of its respective DB Master Fund.

Basis for Request

The Managing Owner agrees with the Commission that the DB Funds and the DB Master Funds are separate registrants. However, the Managing Owner believes that because of the above noted facts and circumstances and, in particular, the continuity of the historical presentation of the DB Funds’ financial disclosure, the DB Funds should be granted relief pursuant Rule 3-13 of Regulation S-X (“Filing of Other Financial Statements in Certain Cases”) which states, in relevant part, the following:

[T]he Commission may, upon the informal written request of the registrant, and where consistent with the protection of investors, permit the omission of one or more of the financial statements herein required. [Emphasis added.]

Conclusion

Under the master-feeder structure of the DB Funds, all of the assets of the DB Funds are held at the DB Master Fund level and all of the investment activity takes place at the DB Master Fund level. Therefore, all of the meaningful financial activity relevant to investors in the DB Funds occurs at the DB Master Fund level. The current presentation of the financial statement balances for the DB Funds on a consolidated basis with financial statement balances of their corresponding DB Master Funds is a concise, meaningful and fair presentation for investors in the DB Funds. Presentation of separate financial statements for each DB Fund and its corresponding DB Master Fund would only obfuscate the financial disclosure of the DB Funds and add little to no value at a high cost to the investors. The Managing Owner’s request for relief falls within the spirit of Rule 3-13 because an exemption for the DB Funds would be in the best interest of the investors and would be consistent with the protection of investors.

Accordingly, in light of the Rules and the facts as disclosed above, we respectfully request, on behalf of the Managing Owner, that the Commission grant the DB Funds relief pursuant to Rule 3-13 of Regulation S-X from the requirement to file separate financial statements for each of the DB Funds and their corresponding DB Master Funds.

March 1, 2010

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Michael Gilligan
Hans Ephraimson